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                                                                October 11, 1994

Mr. Robert D. Krebs
Chairman, President and CEO
Santa Fe Pacific Corporation
1700 East Gold Road
Schaumburg, IL 60173

Dear Rob:

  I am in receipt of your October 6 letter.

  In light of your Board's fiduciary obligations, we were disappointed by your failure to give careful consideration to our proposal or to meet with us to discuss our transaction. We remain convinced that our proposal is a superior alternative to your proposed transaction with Burlington Northern, providing a premium price to your shareholders as well as significant benefits for shippers and the rail industry.

  We believe it is a disservice to your shareholders for you to publicly speculate, inaccurately, as to the motivation for our proposal rather than giving us an opportunity to respond to your concerns. We do not understand how you, your Board and advisers could pass judgment on complex regulatory matters only one day after receiving our proposal without considering our analysis of ICC matters, including the unprecedented public benefits that would result from the UP-Santa Fe transaction and the conditions we are prepared to grant to other railroads to strengthen rail competition in the West.

  If you and your advisors agree to discuss our proposal in the exercise of your fiduciary duties in accordance with the terms of your merger agreement with Burlington Northern, we can present compelling returns to convince you that our proposal is superior and in the best interests of your shareholders, and address your stated concerns regarding regulatory approvals.

  As to your stated willingness to consider a "fair price," our current proposed purchase price represents a significant premium over the value of the Burlington Northern transaction, which your financial advisors have already endorsed as fair to your shareholders. We would be prepared to receive information from you that might justify a greater consideration.
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Mr. Robert D. Krebs
Page Two
October 11, 1994

  I again call upon you and your Board to give careful consideration to our proposal and to exercise your fiduciary obligations to meet with us and our advisors at the earliest possible time. Your shareholders should not be denied the opportunity to consider our proposal.

                                          Sincerely,

                                          /s/ Drew Lewis

cc:  Board of Directors
   Santa Fe Pacific Corporation